APOLLOMICS INC.

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

April 22, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollomics Inc.
Registration Statement on Form F-3
Filed on April 1, 2024, as amended
File No. 333-278430

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Apollomics Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 5:00 p.m. Washington, D.C. time on April 24, 2024, or as soon as practicable thereafter.

Please contact Daniel Nussen (email: daniel.nussen@whitecase.com or telephone: (213) 620-7796) of White & Case LLP with any questions and please notify him when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

APOLLOMICS INC.

By:	/s/ Sanjeev Redkar
Name:	Sanjeev Redkar
Title:	President and Director

cc:	Daniel Nussen, White & Case LLP